UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ENTASIS THERAPEUTICS HOLDINGS INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

293614 103

(CUSIP Number)

AstraZeneca PLC

Attn: Adrian Kemp

1 Francis Crick Avenue

Cambridge CB2 0AA

United Kingdom

+44 20 3749 5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 25, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 293614 103		Page 2 of 8 Pages

1	Name of Reporting Persons AstraZeneca PLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,164,855 (1)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 2,164,855 (1)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,164,855 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 16.6% (2)

14	Type of Reporting Person (See Instructions) CO

(1)   Represents shares directly held by AstraZeneca AB, a wholly-owned subsidiary of AstraZeneca PLC. AstraZeneca PLC and AstraZeneca AB may each be deemed to have sole voting and dispositive power over the shares.

(2)   Based upon 13,074,286 shares of the Issuer’s Common Stock outstanding as of September 28, 2018, upon closing of the Issuer’s initial public offering, as reported in the Issuer’s prospectus dated September 25, 2018 (the “Final Prospectus”) filed with the Securities and Exchange Commission (the “SEC”) on September 26, 2018 pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended (the “Securities Act”).

CUSIP No. 293614 103		Page 3 of 8 Pages

1	Name of Reporting Persons AstraZeneca AB

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Sweden

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,164,855 (1)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 2,164,855 (1)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,164,855 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 16.6% (2)

14	Type of Reporting Person (See Instructions) CO

(1)   Represents shares directly held by AstraZeneca AB, a wholly-owned subsidiary of AstraZeneca PLC. AstraZeneca PLC and AstraZeneca AB may each be deemed to have sole voting and dispositive power over the shares.

(2)   Based upon 13,074,286 shares of the Issuer’s Common Stock outstanding as of September 28, 2018, upon closing of the Issuer’s initial public offering, as reported in the Final Prospectus filed with the SEC on September 26, 2018 pursuant to Rule 424(b)(4) under the Securities Act.

CUSIP No. 293614 103	Page 4 of 8 Pages

Explanatory Note

This Amendment No. 1 (this “Amendment”) amends and supplements the Schedule 13D filed on October 5, 2018 (the “Schedule 13D”) by the Reporting Persons relating to the Common Stock of the Issuer. Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D.

Items 2 and 5 and Schedule I are hereby amended as follows:

Item 2.                                 Identity and Background

(a)           This Statement is being filed on behalf of AstraZeneca PLC, a public limited company incorporated under the laws of England and Wales (“AstraZeneca”), and AstraZeneca AB, a company organized under the laws of Sweden (“AstraZeneca AB” and, together with AstraZeneca, the “Reporting Persons”).

(b)           The principal business address of AstraZeneca is 1 Francis Crick Avenue, Cambridge, CB2 0AA, United Kingdom, and the principal business address of AstraZeneca AB is SE-151 85, Sodertalje, Sweden.

(c)           The Reporting Persons are members of a global science-led biopharmaceutical business that focuses on the discovery, development and commercialization of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal & Metabolism and Respiratory. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide.

The directors and executive officers of the Reporting Persons are set forth on Schedule I, attached hereto. Schedule I sets forth the following information with respect to each such person:

(i)            name;

(ii)           business address;

(iii)          position with the Reporting Person and present principal occupation or employment and, for persons not employed by the Reporting Persons, the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(iv)          citizenship.

(d) — (e) During the last five years, neither the Reporting Persons nor any person named in Schedule I have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            The jurisdiction of organization of each of the Reporting Persons is set forth in subsection (a) above. The citizenship of each of the individuals referred to in Schedule I is set forth on Schedule I.

Item 5.                                 Interest in Securities of the Issuer

(a)-(b)

Number of shares of Common Stock beneficially owned:

CUSIP No. 293614 103	Page 5 of 8 Pages

AstraZeneca	2,164,855 shares
AstraZeneca AB	2,164,855 shares

Percent of class:

AstraZeneca	16.6%
AstraZeneca AB	16.6%

The percentage ownership was calculated based upon 13,074,286 of the Issuer’s Common Stock outstanding as of September 28, 2018, upon closing of the IPO, as reported in the Final Prospectus filed with the SEC on September 26, 2018 pursuant to Rule 424(b)(4) under the Securities Act.

Number of shares as to which such person has:

(i)     Sole power to vote or to direct the vote:

AstraZeneca	2,164,855 shares
AstraZeneca AB	2,164,855 shares

(ii)    Shared power to vote or to direct the vote:

AstraZeneca	0 shares
AstraZeneca AB	0 shares

(iii)    Sole power to dispose or to direct the disposition of:

AstraZeneca	2,164,855 shares
AstraZeneca AB	2,164,855 shares

(iv)   Shared power to dispose or to direct the disposition of:

AstraZeneca	0 shares
AstraZeneca AB	0 shares

None of the individuals listed on Schedule I beneficially owns any of the Issuer’s Common Stock.

(c)           Except as reported in this Statement, neither the Reporting Persons nor any of the individuals listed on Schedule I have effected any transactions in the Common Stock during the past sixty (60) days.

(d)           Not applicable.

(e)           Not applicable.

CUSIP No. 293614 103	Page 6 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 12, 2018	ASTRAZENECA PLC

	By:	/s/ Adrian Kemp
	Name:	Adrian Kemp
	Title:	Authorized Signatory

Date: October 12, 2018	ASTRAZENECA AB

	By:	/s/ Christina Eriksson
	Name:	Christina Eriksson
	Title:	Authorized Signatory

CUSIP No. 293614 103	Page 7 of 8 Pages

Schedule I

The name and present principal occupation of each of the executive officers and directors of AstraZeneca PLC are set forth below.  Unless otherwise noted, each of these persons have as their business address 1 Francis Crick Avenue, Cambridge CB2 0AA, United Kingdom.

Name	Position with AstraZeneca PLC	Principal Occupation and, if not employed by AstraZeneca PLC, Name, Principal Business and Address of Employer	Citizenship
Leif Johansson	Non-Executive Chairman of the Board		Swedish
Pascal Soriot	Executive Director and Chief Executive Officer		French
Marc Dunoyer	Executive Director and Chief Financial Officer		French
Rudy Markham	Senior Independent Non-Executive Director		British
Geneviève Berger	Non-Executive Director	Chief Research Officer, Firmenich SA, Rue de la Bergère 7, P.O. Box 148 Meyrin 2 CH-1217, Switzerland	French
Philip Broadley	Non-Executive Director		British
Graham Chipchase	Non-Executive Director	Chief Executive Officer and Director, Brambles Limited, Level 6, Nova South 160 Victoria Street London SW1E 5LB United Kingdom	British
Deborah DiSanzo	Non-Executive Director	Global General Manager, IBM Watson Health, 75 Binney St, Cambridge, MA 02142, USA	American
Sheri McCoy	Non-Executive Director		American
Nazneen Rahman	Non-Executive Director		British
Shriti Vadera	Non-Executive Director	Chairman of Santander UK plc, 2 Triton Square, Regent’s Place, London, NW1 3AN	British
Marcus Wallenburg	Non-Executive Director	Chairman of Skandinaviska Enskilda Banken, Kungsträdgårdsgatan 8, 106 40 Stockholm, Sweden	Swedish

CUSIP No. 293614 103	Page 8 of 8 Pages

The name and present principal occupation of each of the executive officers and directors of AstraZeneca AB are set forth below.  Unless otherwise noted, each of these persons have as their business address SE-151 85, Sodertalje, Sweden.

Name	Position with AstraZeneca AB	Principal Occupation and, if not employed by AstraZeneca AB, Name, Principal Business and Address of Employer	Citizenship
Pascal Soriot	Chair of the Board	Executive Director and Chief Executive Officer, AstraZeneca PLC 1 Francis Crick Avenue, Cambridge Biomedical Campus, Cambridge, CB2 0AA	French
Katarina Ageborg	Managing Director	EVP Sustainability and Chief Compliance Officer	Swedish
Per Alfredsson	Director	RVP Supply EMEA	Swedish
Yvonne Bertlin	Director	Chief Financial Officer and Head of Tax Sweden	Swedish
Aina Illiano	Director	PV Science Director	Swedish
Karl Lewenhagen	Director	Trade Union Chairman	Swedish
Oscar Brandin	Deputy Director	Process Operator & Trade Union Chairman	Swedish
Mikael Hansson	Deputy Director	Chairman Unionen AZ Gothenburg	Swedish